    FORM 3
    ------
                    U.S. SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549


             INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

        Filed pursuant to Section 16(a) of the Securities Exchange Act of
          1934, Section 17(a) of the Public Utility Holding Company Act
         of 1935 or Section 30(f) of the Investment Company Act of 1940

 ---------------------------------------    ------------------------    --------------------------------------------------------
 1. Name and Address of Reporting Person     2. Date of Event            4. Issuer Name and Ticket
                                                Requiring Statement         or Trading Symbol
                                                (Month/Day/Year)
                                                                            Party City Corporation (PCTY)
Tennenbaum, Michael                             10/5/00

----------------------------------------    ------------------------    ----------------------------        ---------------------
   (Last)    (First)    (Middle)             3. IRS or Social Security  5. Relationship of Reporting        6. If Amendment,
                                                Number of Reporting        Person to Issuer                    Date of Original
                                                Person (Voluntary)         (Check all applicable)              (Month/Day/Year)

                                                                           [X] Director  [X] 10% Owner
                                                                           [ ] Officer   [ ] Other (specify
                                                                          (title below)             below)
  c/o Tennenbaum & Co., LLC                                                                   -----------------------------------
  11100 Santa Monica Blvd., Suite 210                                                         7. Individual or Joint/Group Filing
--------------------------------------                                                           (Check Applicable Line)
         (Street)                                                                             _X_ Form filed by One Reporting Person
                                                                                              ___ Form filed by More than One
Los Angeles   California 90025                                                                    Reporting Person
-------------------------------------------------------------------- -------------------------------------------------------------
   (City)     (State)  (Zip)

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

                      Table I -- Non-Derivative Securities Beneficially Owned

 -------------------------------- -------------------------------- ---------------------- ----------------------------------------
 1.Title of Security              2. Amount of Securities           3. Ownership Form:      4. Nature of Indirect Beneficial
    (Instr. 4)                       Beneficially Owned                Direct (D) or           Ownership (Instr. 5)
                                     (Instr. 4)                        Indirect (I)
                                                                       (Instr. 5)
 -------------------------------- -------------------------------- ---------------------- ----------------------------------------
Common Stock, par value $0.01        3,096,000(1)                            I(1)              (1)
per share(1)
 -------------------------------- -------------------------------- ---------------------- ----------------------------------------

 -------------------------------- -------------------------------- ---------------------- ----------------------------------------

 -------------------------------- -------------------------------- ---------------------- ----------------------------------------

Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly.                 (Over)
* If the form is filed by more than one reporting person, see Instruction 5(b)(v).                                  SEC 1473 (7-96)
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
 FORM 3 (continued)

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

         Table II -- Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
-----------------------   -------------------------- ------------------------- ---------------- ------------------- -------------
1. Title of Derivative    2. Date Exercisable        3. Title and Amount of    4. Conversion    5.  Ownership       6. Nature of
   (Instr. 4)                and Expiration Date        Securities Underlying     or Exercise       Form of            Indirect
                             (Month/Day/Year)           Derivative Security       of Price of       Derivative         Beneficial
                                                        (Instr. 4)                Derivative        Security:          Ownership
                                                                                  Security          Direct (D)         (Instr.5)
                                                                                                    or Indirect (I)
                                                                                                    (Instr. 5)

                          ------------- --------- ------------------------

                           Date         Expiration    Title    Amount or
                           Exercisable  Date                   Number of
                                                                Shares
----------------------    ------------- --------- ------------ -----------    --------------   -----------------   --------------

----------------------    ------------- --------- ------------ -----------    --------------   -----------------   --------------

----------------------    ------------- --------- ------------ -----------    --------------   -----------------   --------------

Explanation of Responses:
(1) The reporting person is the Managing Member of Tennenbaum & Co., which is the Managing Member of SVIM/MSM, LLC, the Managing
Member of Special Value Bond Fund, LLC ("Special Value Bond Fund"). Special Value Bond Fund beneficially owns 3,096,000 shares subject to outstanding warrants to purchase Party City Corporation common stock which are exercisable within the next 60 days.
Accordingly, through his affiliation with Special Value Bond Fund, the reporting person may be deemed to beneficially own 3,096,000 shares of Party City Corporation common stock. The reporting person disclaims beneficial ownership of these securities except to the extent of his pecuniary interest therein.


        By: /s/ Michael Tennenbaum                       October 16, 2000
            -------------------------------            --------------------
         **Signature of Reporting Person                     Date



**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
  See 18 U.S.C. and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.  If space provided is insufficient,
      See Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not
required to respond unless the form displays a currently valid OMB Number.                                                    Page 2

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